FUSION FUEL

A Diversified Integrated Energy Platform

Anchored by expected strategic uranium and natural gas royalties[1], complemented by green hydrogen, biomass, and utility gas.

NASDAQ: HTOO

- **Royal Uranium (expected)[1]**
  Americas · 19 Strategic Royalties[1]
- **Al Shola Gas**
  U.A.E. Gas Utility · Est. 1980
- **BrightHy Solutions**
  Southern Europe · Hydrogen EPC
- **BioSteam Energy**
  South Africa · Biomass JV



H2
HYDROGEN

[1] Royal Uranium Inc. and its royalty interests are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. and its royalty interests by Fusion Fuel Green PLC is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements".

Energy has driven economic growth for the last 200 years and it will continue to define the future. Fusion Fuel is built for this enduring reality.

Our Vision

Build a diversified energy platform that generates value from today's fossil fuel demand while accelerating clean energy infrastructure.

Our Mission

Own and grow a portfolio of independent, high-margin energy companies — spanning expected royalties[1], production & distribution — across multiple geographies and fuel types.

[1] Royal Uranium Inc. and its royalties are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. and its royalty interests is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements".

Macro Thesis: Energy Powers Prosperity

Global energy investment surpassed $3 trillion in 2024[1] — the largest annual figure ever recorded. Four structural forces are driving this acceleration.

Energy Security

Post-Ukraine, 30+ countries[2] have overhauled energy policy to prioritise domestic supply. Single-source reliance is over — energy diversification is now a national security priority.

AI & Data Demand

Data center power demand could double by 2030[3]. Microsoft, Amazon, and Google are signing long-term power purchase agreements directly — grid capacity will struggle to keep pace.

Addition, Not Replacement

Energy demand is expanding, not substituting. Coal, gas, and oil all hit records — yet clean energy accelerates in parallel. The IEA projects 30%+ of energy demand growth by 2040[2].

Global Investments Across All Energy Types

Governments are backing nuclear, hydrogen, gas, and biomass in parallel. No single source wins.

[1] IEA, World Energy Investment 2025; [2] IEA, World Energy Outlook 2025; [3] IEA, "Energy and AI" special report (April 2025)

History Repeats: 1970s Playbook Is Back

The forces that built today's energy giants are re-emerging.

	1970s	2024–2026
ENERGY SECURITY	Arab oil embargo → panic. Nations built strategic reserves and diversified supply.	Gulf war, Russia sanctions, Red Sea attacks. Energy investment hit $3T in 2024[2].
NUCLEAR RENAISSANCE	Nuclear capacity surged 15x (1970–1985)[1]. Fast-tracked to cut oil dependence.	30+ nations pledge to triple nuclear by 2050[3]. Reactor & uranium demand accelerating.
SUPPLY CHAINS & INFRASTRUCTURE	Embargo exposed fatal chokepoints. Last-mile distribution became a strategic asset.	Global risks have led to urgency in gas, nuclear fuel, and hydrogen infrastructure.
DIVERSIFIED ENERGY PLATFORMS WIN	Multi-fuel groups built across the fuel value chain with lasting competitive advantages.	Fusion Fuel mirrors the playbook: uranium[4], gas, hydrogen, and biomass exposure.

The 1970s created Exxon, Shell, & Total. This cycle creates the next generation

Regional Nuclear Capacity over Time


GW(e)
400
350
300
250
200
150
100
50
0
1954
1960
1970
1980
1990
2000
2010
2020
ASIA-Far East
ASIA-Middle East / South
AFRICA
EUROPE-Central / East
EUROPE-West
AMERICA-Latin
AMERICA-North

Source: IAEA PRIS 2021 Report

Majority of nuclear power plant capacity in the Americas and Europe was installed between 1970-1990 after the energy crisis of 1970.

This follows the long lead times such projects have until go-live.

This is something we expect to see again given the high growth in energy demands today coupled with energy delivery uncertainty.

[1] IAEA Power Reactor Information System (PRIS); [2] IEA, World Energy Investment 2025; [3] IAEA, "Two More Countries Join Global Pledge to Triple Nuclear Energy by 2050" (Nov 2025).
[4] Royal Uranium Inc. and its royalties are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements".

Why Uranium[1] Now | Why Royalties[1]

A structural supply deficit meets a capital-light exposure model.

WHY URANIUM NOW

Structural Supply Deficit

Global production (~173M lbs) lags reactor demand (~204M lbs.)[2]. Major producers have cut production targets, and new mines require 10+ years to develop.

Nuclear Renaissance

Global nuclear capacity projected to grow ~47% by 2040 [2]. AI data centers and 75+ reactors under construction worldwide are accelerating demand[3].

Geopolitical Tailwinds

Sanctions disrupting supply chains. Uranium was reinstated to the U.S. Critical Minerals list. Western utilities are urgently seeking non-Russian sources.

WHY ROYALTIES

Capital-Efficient

Net smelter royalties entitle the owner to receive a percentage of revenue from mineral production, net of certain deductions, without requiring capital investments.

Diversified, Scalable Exposure

A royalty portfolio spans multiple mines, regions, and partners — reducing single-asset risk while maintaining direct exposure to rising uranium prices.

Insulated from Cost Inflation

Unlike miners facing rising labor, energy, and equipment costs, royalty revenue is linked to production and price — not the cost of extraction.

[1] Royal Uranium Inc. and its royalties are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See “Forward-Looking Statements”. [2] Nick Carter (UxC LLC), PDAC 2026 presentation; Investing News Network, "Uranium Price Update: Q1 2026 in Review," April 2026; [3] World Nuclear Association, "Plans For New Reactors Worldwide," updated March 23, 2026

A Diversified Platform – Built for This Reality

Full value chain coverage across four[1] energy verticals & regions — technology-agnostic and CAPEX-light

VALUE CHAIN

EXTRACTION & ROYALTIES[1]
Royal Uranium (expected)[1]

▸

PRODUCTION & ENGINEERING
BrightHy · BioSteam · Al Shola Gas

▸

DISTRIBUTION & MAINTENANCE
Al Shola Gas · BrightHy

STRATEGIC PILLARS

Technology-Agnostic

Benefits from the growth of the entire energy sector — nuclear (expected)[1], gas, hydrogen, biomass. Not exposed to single-technology risk.

Full Value Chain

Revenue at every stage — upstream royalties (expected)[1], engineering fees, and long-term maintenance contracts. Multiple margin layers per project.

Asset-Light Model

Partners with world-class technology providers. Avoids capital-intensive manufacturing and R&D. Lean cost structure.

Strategic Growth

Expansion related acquisitions driven by strategic fit and long-term value creation and complementary assets.

[1] Royal Uranium Inc. and its royalty assets are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. by Fusion Fuel Green PLC is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See “Forward-Looking Statements” and “Indicative Valuation of Certain Royalties held by Royal Uranium Inc.”

Geographic Diversification

Operations and revenue streams across four continents, reducing single-market exposure.

Americas

Royal Uranium (expected)[1] — Royalties on Athabasca Basin uranium and mineral claims, Alberta natural gas, and Latin America. Positioned for nuclear revival.

Europe

BrightHy Solutions — Hydrogen engineering, construction, and operations across Southern Europe. Leveraging EU clean-energy hydrogen mandates.

Middle East

Al Shola Gas — 38,000+ residential & commercial gas customers across the UAE. Established distribution network with recurring revenue.

Africa

BioSteam — Industrial biomass thermal energy in South Africa, displacing coal-fired boilers for commercial and agricultural clients.

[1] Royal Uranium Inc. and its royalty assets are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. by Fusion Fuel Green PLC is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements" and "Indicative Valuation of Certain Royalties held by Royal Uranium Inc."

One Platform. Four[1] Engines of Growth.

A diversified energy platform with subsidiaries across four[1] energy sectors.

Royal Uranium (expected)[1]

URANIUM & GAS ROYALTIES

19 royalties[1] in premier jurisdictions (Canada, Colombia, Argentina)

KEY HIGHLIGHTS

- Royalties, no anticipated capital expenditure requirements
- $30.4m indicative valuation of selected Royal Uranium royalties[2]
- 3 producing gas royalties which may provide near-term cash flow

Al Shola Gas

GAS UTILITY & ENGINEERING

Founded 1980 in U.A.E. · 38,000+ customers · 130 staff

KEY HIGHLIGHTS

- 18-month engineering backlog
- 2 bobtail trucks ordered to expand gas delivery capacity
- 20%+ yoy growth target backed by 38,000+ customers

BrightHy Solutions

HYDROGEN SOLUTIONS

Hydrogen engineering & solutions · Potential €30M infrastructure vehicle

KEY HIGHLIGHTS

- Active 57 MW pipeline: 4 projects in advanced stage
- €5m of hydrogen solutions and contracts signed and in progress
- Non-dilutive project-finance structure in place

BioSteam Energy

BIOMASS THERMAL POWER

51% JV with Alien Energy · First plant with leading dairy plant

KEY HIGHLIGHTS

- First commercial system launched at Fairfield Dairy, South Africa
- Follow-on projects being analyzed
- 1×6m compact unit vs 500m² conventional equipment

[1] Royal Uranium Inc. ("RU" or "Royal Uranium") and its royalty interests are not owned or controlled by Fusion Fuel Green PLC. Acquisition of RU and its royalty interests by Fusion Fuel Green PLC is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements" and "Indicative Valuation of Certain Royalties Held by Royal Uranium Inc." [2] Source: Newbridge Securities Corporation, Presentation to the Board of Directors of Fusion Fuel Green PLC (February 4, 2026) (the "Newbridge Securities Presentation"). $30.4m is the indicative valuation of nine of the 19 royalties held by RU that were selected for the valuation, consisting of six uranium royalties and three natural gas royalties. The methodologies used were (i) a discounted cash flow ("DCF") analysis to calculate the net asset value ("NAV") for each of the selected royalties, and (ii) a comparable companies analysis in which certain pre-cash flowing mining royalty companies and certain oil and gas royalty companies were reviewed to provide an indicative price / NAV of 0.98x for uranium royalty values and 0.74x for natural gas royalty values, respectively. See "Forward-Looking Statements" and "Indicative Valuation of Certain Royalties Held by Royal Uranium Inc."

Fusion Fuel Growth & Targets

Revenue & Net Income development / Targets


Revenue & Net Income Targets (EUR M)*
Revenue
Net Income
1.6
-15.3
14.4
-1.7
20.0
-1.5
23.5
1.8
2024A
2025A
2026T
2027T

* See "Forward-Looking Statements" and "Financial Projections". Revenue recognition may vary depending on the specific engineering and hydrogen plant contract conditions, and therefore cashflow may differ from reported revenues. 2026 & 2027 figures are based on management's expectation as of May 2026. Net Income figures are based on the Net Income / loss attributable to HTOO shareholders from Fusion Fuel's 2025 20-F.

COMMENTARY

- **2024:** Indirect acquisition of Al Shola Gas in November, therefore only partial year revenue; losses driven by write-downs from closure of Portuguese operations.
- **2025:** Step-change in revenue driven by Al Shola Gas; results still impacted by corporate overhead and residual legacy costs.
- **2026:** All operating businesses expected to be profitable at the unit level and significant asset value added with expected Royal Uranium acquisition[1]; results still expected to be impacted by corporate overhead and residual legacy costs.
- **2027:** Company expected to cross into sustainable positive net income, alongside meaningful growth in underlying asset value driven by Royal Uranium[1].

[1] Royal Uranium Inc. and its royalty assets are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. by Fusion Fuel Green PLC is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements" and "Indicative Valuation of Certain Royalties held by Royal Uranium Inc."

Fusion Fuel Cap Table

Fully diluted capitalization — pre and post expected Royal Uranium acquisition[1]

Common Shares — Pre vs. Post Royal Uranium

Security	Pre-RU	Post-RU
Common Stock	3,297,509	3,297,509
Royal Uranium Restricted	—	3,750,025
Total Basic Shares	**3,297,509**	**7,047,534**

ROYAL URANIUM SHARE ISSUANCE & LOCK-UP

- 3,750,025 new shares as consideration for up to 100% of Royal Uranium
- Staged lock-up for Royal Uranium holders receiving >25,000 shares. One third released at month 6 from signing, another third at month 12, and the final third at month 18.
- Single stage lock-up for Royal Uranium holders receiving <25,000 shares of a 6-month restriction.

Fully Diluted Over Post-Royal Uranium (expected)[1]

Security	Shares	% Fully Diluted	Conversion or Exercise Price
Ordinary Shares	3,297,509	25.1%	—
Royal Uranium Restricted	3,750,025	28.6%	—
Conv. Preferred	1,191,812	9.1%	—
Convertible Debt	53,000	0.4%	$4.65
Share Options	431,927	3.3%	$26.52
Warrants	4,394,528	33.5%	$4.59
Fully Diluted Total	**13,118,801**	**100.0%**	**—**

This assumes conversion of out of the money options and all warrants which would generate $18.5m of capital

POTENTIAL CAPITAL FROM WARRANT EXERCISES

Warrants 4.39M @ $4.20 weighted average

$18.5M *if all warrants exercised*

[1] Royal Uranium Inc. and its royalty assets are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. by Fusion Fuel Green PLC is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements" and "Indicative Valuation of Certain Royalties held by Royal Uranium Inc."

ROYAL URANIUM INC. (expected)[1]

www.royaluranium.com

The potential growth value anchor of the Group — a robust royalty portfolio[1] of 19 assets across premier jurisdictions.

19 Total Royalties	**16** Uranium Royalties
3 Gas Royalties	**3** Jurisdictions

KEY JURISDICTIONS

Canada (Athabasca Basin, Newfoundland, Alberta)

Colombia · Argentina

Royalty Portfolio[1]

High-quality assets in premier jurisdictions





KEY VALUE DRIVERS OF EXPECTED PORTFOLIO[1]

- Growing portfolio value anchored by 19 royalty assets across premier jurisdictions
- Substantial value growth as properties advance through development stages
- Royalty model delivers capital-efficient upside
- CAPEX-efficient exposure to uranium
- Strengthening uranium market driven by global nuclear expansion & supply constraints
- Industry-leading counterparties[2] including Cameco, Orano, Uranium Energy Corp & IsoEnergy

[1] Royal Uranium Inc. and its royalty interests are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. and its royalty interests by Fusion Fuel Green PLC is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements" and "Indicative Valuation of Certain Royalties Held by Royal Uranium Inc." [2] Operators of projects underlying one or more royalties held by Royal Uranium Inc.

Al Shola Gas

www.alsholagas.ae

A Leading U.A.E. Gas Engineering & Utility Company

38,000+
Recurring End Customers

$9.8m
Value of New Contracts in 2025

130
Team Members

~23%
Revenue CAGR (FY23–25)

KEY JURISDICTIONS

U.A.E. – Dubai

Al Shola Gas

Recurring revenues from gas supply, coupled with strong engineering capabilities



	FY 2025	FY 2024
New Customers Signed	**230**	198
Engineering Contracts	**496**	491
LPG Volume Sold	**10,094 MT**	9,613 MT
New Contracts Value (USD)	**$9.8 M**	$6.7 M

2 bobtail trucks with delivery expected in 2026, to increase LPG delivery capacity

COMPANY HIGHLIGHTS

- Est. 1980 — one of Dubai's longest-standing LPG contractors; ISO 9001 certified
- Recurring revenue from metered utility services, bulk LPG deliveries & O&M contracts
- Expanding into Sharjah, RAK, Fujairah, Ajman & U.A.Q.
- FY 2025 first full-year consolidation drove 45.9% reported revenue growth
- $1.14M new engineering subcontracts awarded 1Q'26

Bright Hydrogen Solutions

www.brighthy.com

End-to-End Green Hydrogen Solutions

Projects live:

H_2 & HRS Hydrogen Refueling Station & Plant	**15 MW** Engineering Contract
2 MW Hydrogen Plant	**15 MW** Advisory (in final tender round)

KEY JURISDICTIONS

Iberia

INFRASTRUCTURE ASSET MANAGER

Turning Green Hydrogen Projects into Performing Assets

HYDROGEN INVESTMENT VEHICLE	
Platform	Bright Hydrogen Holding, vehicle with potential €30M commitment
Revenue	Annual management & performance fees; EPC revenue per project
Capital	3 × €10M tranches, to be deployed into approved projects
1st Project	Facility for Spanish cement operator, build-out commencing 1H 2026

Bright Hydrogen Solutions Highlights

- End-to-end hydrogen solutions platform, from advisory through to commissioning
- Deep technical + Owner's Engineer capability
- Asset-light and asset-backed revenue model
- Scalable "infrastructure asset manager" model
- Strong ecosystem and industrial leading technology partnerships and agent agreements

BioSteam Energy

Biomass-Powered Industrial Decarbonization 51% Joint-Venture

~$500k CAPEX Investment	~$700+k Revenues p.a.
1H 2026 Start of Operation	12+% IRR per project

KEY JURISDICTIONS

South Africa

FairField Diary

Decarbonizing South Africa's leading dairy processing plant



FairField Plant Highlights



- Biomass steam replacing fossil-fuel boiler
- Scope 1 & 2 carbon reduction using carbon-neutral wood pellets from waste biomass
- Commercial production has started for the steam supply agreement + carbon credit income

BioSteam Energy Highlights

- JV with Alien Fuel (Proprietary) Limited, leading biomass company in South Africa
- Right of First Refusal on future projects with target IRR of over 15%
- Proprietary technology, supporting financing solutions for future repeat projects

Leading the Future of Energy

WEBSITE
www.fusion-fuel.eu

INVESTOR RELATIONS
ir@fusion-fuel.eu

HEADQUARTERS
Dublin, Ireland

NASDAQ TICKER
HTOO

FUSION FUEL

Al Shola Gas · BrightHy · Royal Uranium[1] · BioSteam Energy

Highlights

Uranium and natural gas royalties (expected)[1]

19 uranium & natural gas royalties — capital-efficient income and asset value growth potential

Four-pillar diversification

Uranium & gas royalties (expected)[1], utility gas, green hydrogen, biomass — spanning the full energy stack

CAPEX-light growth model

Uranium royalties (expected)[1], potentially up to €30m hydrogen infrastructure vehicle — all with minimal CAPEX investments required

Profitable growth potential

Revenue and valuation upside underpinned by profitable, cash-generating operating companies

[1] Royal Uranium Inc. and its royalties are not owned or controlled by Fusion Fuel Green PLC. Acquisition of Royal Uranium Inc. is subject to meeting certain closing conditions under Share Exchange Agreement, dated February 18, 2026. See "Forward-Looking Statements" and "Indicative Valuation of Certain Royalties Held by Royal Uranium Inc."

FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

This presentation and the statements contained herein include "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or Fusion Fuel Green PLC (the “Company”)'s future financial or operating performance. In some cases, you can identify these statements because they contain words such as "may," "will," "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," "plan," "target," "predict," "potential," or the negative of such terms, or other comparable terminology that concern the Company's expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding: the Company's planned acquisition of a controlling interest in Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“RU“ or “Royal Uranium”), and the expected benefits thereof, including the anticipated closing of the transaction, the expected integration of RU’s assets, and the expected enhancement of the Company's strategic positioning and long-term asset value; the scope, timing, and results of exploration and development activities by third-party operators at properties underlying the RU royalty portfolio; the Company's revenue and net income targets for 2026 and 2027, including the expectation that all operating businesses will be profitable at the unit level in 2026, the expectation that there will be significant asset value added with the expected acquisition of RU, that the Company will cross into sustainable positive net income in 2027 including asset value driven by RU, the acquisition of which remains subject to certain closing conditions, and year-over-year revenue growth targets of Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), a United Arab Emirates company and a 51.0%-owned subsidiary of Quality Industrial Corp., a Nevada corporation and a majority-owned subsidiary of the Company; management’s other targets and assumptions with respect to the Company's projected revenues, profits, earnings and other estimated financial information; and the indicative valuation of certain royalties held by RU and the assumptions underlying such valuation. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of the date of this presentation and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company's expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the ability of the parties to the Share Exchange Agreement, dated February 18, 2026, between the Company and certain shareholders of RU (the “Share Exchange Agreement”), to complete the acquisition of RU pursuant to its terms, including the ability to obtain approval of the Company's shareholders at the extraordinary general meeting to be held on June 8, 2026; the Company's ability to integrate RU's assets into its business; the realization of revenues from the assets of RU, including its uranium and natural gas royalties, which may depend on, among other things, the commercial development of uranium deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, and market demand for uranium and natural gas as sources of energy; volatility in uranium and natural gas commodity prices, which directly affect the potential value of net smelter return and other royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Canada, Colombia, and Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; the risk that projections and financial

IMPORTANT NOTICES

Forward-Looking Statements – Continued

targets presented herein may not be achieved due to changes in market conditions, commodity prices, currency exchange rates, or operating assumptions, and that actual financial results may differ materially from management's targets; risks relating to the business of Bright Hydrogen Solutions Limited, an Irish private limited company and wholly-owned subsidiary of the Company ("BrightHy Solutions“ or “BrightHy”), including its potential inability to provide project installation and operational services on time, within budget, and in compliance with contractual and regulatory requirements; the Company's ability to support the expansion of the operations of Al Shola Gas; risks of major, irreversible disruptions and damage to Al Shola Gas's core operations due to the ongoing military conflict among Iran, the United States, Israel, and other belligerents; Al Shola Gas's potential inability to secure and execute liquified petroleum gas engineering and distribution projects; risks related to the operation and performance of Biosteam Energy (Proprietary) Limited, a private company incorporated in South Africa, and a 51.0%-owned subsidiary of the Company (“BioSteam” or “BioSteam Energy”), including the potential inability to achieve expected revenue levels from steam supply or carbon credit generation; the lack of availability, affordability, and reliability of biomass feedstock supply; risks associated with operating in South Africa, including political, regulatory, economic, and currency exchange risks; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company's business on net sales, revenues, income from continuing operations, or other results of operations; the Company's ability to obtain sufficient funding to maintain operations and develop additional services and offerings; the Company's goals and strategies; the Company's future business development, financial condition and results of operations; the Company's ability to secure additional funding necessary for the expansion of the Company's business; the growth of and competition trends in the Company's industry; fluctuations in general economic and business conditions in the markets in which the Company operates; relevant government policies and regulations relating to the Company's industry; and the risks and uncertainties described under Item 3. "Key Information – D. Risk Factors" and elsewhere in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on May 7, 2026 (the "Annual Report"), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company's business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Financial Projections

Projections are indicative only. Historical financial information for 2024 and 2025 are based on the financial statements of Fusion Fuel Green PLC included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on May 7, 2026. Projected financial target results for 2026 and 2027 reflect management's current targets and assumptions. Unless otherwise indicated, forward-looking financial targets for 2026 and 2027 assume the consummation of the planned acquisition of Royal Uranium Inc. pursuant to the Share Exchange Agreement, dated February 18, 2026, between the Company and certain shareholders of Royal Uranium, which remains subject to closing conditions, including shareholder approval at the extraordinary general meeting to be held on June 8, 2026. There can be no assurance that the acquisition will be completed on the terms described or at all. Reported results may differ materially. See “Forward-Looking Statement”.

IMPORTANT NOTICES

Indicative Valuation of Certain Royalties Held by Royal Uranium Inc.

References herein to the indicative valuation of certain royalties held by RU reflect information contained in the Newbridge Securities Presentation (as defined on p. 8 of this presentation). The Newbridge Securities Presentation was delivered to the Board of Directors (the "Board") of Fusion Fuel Green PLC (the "Company") in connection with the engagement of Newbridge Securities Corporation ("Newbridge Securities") to render an opinion with respect to the acquisition (the "Acquisition") of up to 100% of the shares of common stock of Royal Uranium Inc. ("RU" or "Royal Uranium") pursuant to the Share Exchange Agreement, dated February 18, 2026, between the Company and certain shareholders of RU (the "Share Exchange Agreement"), and to act as an "independent adviser" under Rule 3 of the Irish Takeover Panel Act, 1997, Takeover Rules. Specifically, the Board retained Newbridge Securities to provide advice as to whether, as of February 13, 2026, the financial terms of the Acquisition are fair and reasonable, including whether the merger consideration to be received by the stockholders of Royal Uranium in connection with the Acquisition is fair and reasonable, from a financial point of view, to the Company's shareholders, whether the entry into the transaction is in the interests of the Company's shareholders, and the dilutive effect of the Acquisition and the effect which this would have on the Company's shareholders generally. On February 13, 2026, prior to the entry into the Share Exchange Agreement, Newbridge Securities opined that the financial terms of the Acquisition (including the consideration to be received by the RU shareholders, being up to 3,750,025 ordinary shares of the Company) are fair and reasonable to and from the perspective of the Company's shareholders, and that the entry into the Acquisition is in the interests of the Company's shareholders. Furthermore, Newbridge Securities opined that the Acquisition, while altering the controlling position of the Company and being significantly dilutive to the existing shareholders of the Company, is in the interests of the Company's shareholders generally as, among other reasons, it will allow existing shareholders of the Company to indirectly gain exposure to RU's portfolio of assets.

In arriving at its opinion, Newbridge Securities, among other things: (i) considered its assessment of general economic, market and financial conditions; (ii) reviewed the Share Exchange Agreement; (iii) reviewed the Company's publicly available historical financial results and publicly available financial information filed with the U.S. Securities and Exchange Commission; (iv) conducted discussions with the management teams of both the Company and Royal Uranium; (v) performed a comparable companies analysis (as described further below); and (vi) performed a discounted cash flow analysis of certain of RU's royalty portfolio assets (as described further below). Newbridge Securities assumed and relied upon the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt to independently verify any such information. Newbridge Securities' advice was for the benefit of the Board (in its capacity as such) and was rendered to the Board in connection with its evaluation of the Acquisition. With respect to certain financial information, including financial analyses and projections relating to the business and prospects of the Company and RU provided to Newbridge Securities, Newbridge Securities assumed that the financial information was reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management teams of the Company and RU as to the future financial performance of the Company shares without and subsequent to entering into the Share Exchange Agreement.

The Newbridge Securities Presentation and the related opinion address only whether the financial terms of the Acquisition are fair, and do not address the underlying business decision to enter the transaction. The opinion was solely for the use of the Board. Newbridge Securities did not participate in the pricing, structuring, or negotiation of the Share Exchange Agreement.

IMPORTANT NOTICES

Indicative Valuation of Certain Royalties Held by Royal Uranium Inc. – Continued

Newbridge Securities' fee for evaluating the transaction and rendering the opinion was $60,000, payable as follows: (i) $10,000 non-refundable retainer upon execution; (ii) $40,000 upon delivery of the signed opinion; and (iii) $10,000 upon delivery of the proxy statement section. No portion of Newbridge's fee was contingent upon the consummation of the transaction. In addition, the Company agreed to indemnify Newbridge Securities for certain liabilities arising out of its engagement, including the rendering of the opinion.

Newbridge Securities provided a presentation to the Company of an independent valuation of the Company in May 2026. In addition, Newbridge Securities rendered a fairness opinion to the Company in November 2024 in connection with the Company's proposed acquisition of certain issued and outstanding shares of common stock of Quality Industrial Corp. These materials and other related services were not used in the preparation of this presentation. In connection with such services, Newbridge Securities was paid certain fees, which were not contingent upon the completion of any transaction. In addition, the Company agreed to indemnify Newbridge Securities for certain liabilities that may arise out of the rendering of such services.

The methodologies used to determine the indicative valuation of $30.4 million with respect to nine of the 19 royalties held by Royal Uranium Inc. ("RU" or "Royal Uranium"), consisting of six uranium royalties and three natural gas royalties, were: (i) a discounted cash flow ("DCF") analysis to calculate the net asset value ("NAV") for each of the selected royalties, and (ii) a comparable companies analysis in which certain pre-cash flowing mining royalty companies – Lithium Royalty Corp. (TSX:LIRC), Sailfish Royalty Corp. (TSXV:FISH), Vizsla Royalties Corp. (TSXV:VROY), and Silver Crown Royalties Inc. (NEOE:SCRI) – and certain oil and gas royalty companies – Viper Energy, Inc. (Nasdaq:VNOM), PrairieSky Royalty Ltd. (TSX:PSK), Topaz Energy Corp. (TSX:TPZ), Freehold Royalties Ltd. (TSX:FRU), and Kimbell Royalty Partners, LP (NYSE:KRP) – were reviewed to provide an indicative average price / NAV of 0.98x for uranium royalty values and 0.74x for natural gas royalty values, respectively.

Key assumptions as to the valuation of the uranium royalties included in the valuation include: indicated resources weighted at 100% and inferred resources at 50%; 15-year projection horizon; production commencing in Year 7; extraction rates calibrated on an asset-by-asset basis below target mine life derived from Taylor's Rule; no terminal value; a 12% discount rate; a 21% tax rate; U_3O_8 priced at the 2-year historical average (~$78/lb.) as of January 30, 2026; recovery percentage of 95%; NSR related expenses of 4%; and NSR royalty rates of 1.0%–2.5%. Key assumptions as to the valuation of the natural gas royalties included in the valuation include: 10-year projection horizon; production commencing 2026E; annual pre-tax cash flow of $750,000; discount rate of 12%; and no terminal value.

Royalty data used to prepare the DCF analysis for each selected uranium royalty was provided by RU management. None of the royalty data used to prepare the DCF analysis was independently verified. Market and comparable company data was sourced from S&P Capital IQ (as of February 1, 2026).

The indicative valuation does not include ten royalties held by RU that have been classified as early-stage based on information from RU management.

Approximately 66% of the indicative valuation is attributed to one uranium royalty. The assumptions and methodologies used to derive the valuation of this royalty in particular and the royalties held by RU in general may prove to be inaccurate, in which case the indicative valuation may be significantly overestimated, and the market value of the Company's stock following the expected acquisition of RU may be significantly lower than any value that may be inferred from the indicative valuation.

IMPORTANT NOTICES

Industry & Market Data

Industry, market and competitive data in this presentation is derived from multiple third-party sources, including: (i) publicly available reports published by the International Energy Agency, the International Atomic Energy Agency, the World Nuclear Association, and other governmental and industry bodies; (ii) proprietary financial data from S&P Capital IQ; (iii) industry conference presentations, including the UxC, LLC presentation at PDAC 2026, which may not be freely accessible to investors; and (iv) the Newbridge Securities Presentation (as defined herein), which was prepared for the Board of Directors of the Company and is not publicly available. The royalty data underlying the Newbridge Securities Presentation for each selected uranium royalty was provided by Royal Uranium management, and none of the royalty information underlying the Newbridge Securities Presentation was independently verified by Newbridge Securities. The Company believes the information from these sources to be reliable but has not independently verified any such information. Such information involves estimates and assumptions, is subject to change, and undue reliance should not be placed on it.

Risk Factors

Investing in the Company's securities involves a high degree of risk. Investors should carefully consider the risk factors set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on May 7, 2026. The risks described therein are not exhaustive; additional risks not presently known or currently deemed immaterial may also materially affect the Company.

Basis of Presentation; Trademarks

All dollar amounts are in U.S. dollars unless otherwise noted. Financial information is presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board unless otherwise indicated. Certain figures have been rounded; totals may not sum due to rounding. Trademarks, service marks and trade names referenced herein are the property of their respective owners; the Company's use does not imply any affiliation with or endorsement by such owners. This presentation is dated May 27, 2026 and speaks only as of such date unless expressly stated otherwise.